UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 __________________________________________________
FORM 8-K
__________________________________________________

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): August 4, 2021
__________________________________________________
VICI Properties Inc.
(Exact Name of Registrant as Specified in its Charter)
__________________________________________________

Maryland	001-38372	81-4177147
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
535 Madison Avenue, 20th Floor
New York, New York 10022
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (646) 949-4631

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
__________________________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	VICI	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.
On August 4, 2021, VICI Properties Inc., a Maryland corporation (the “Company”), issued a press release announcing, among other things, the execution of a Master Transaction Agreement (the “Master Transaction Agreement”) dated August 4, 2021, by and among the Company, MGM Growth Properties LLC, a Delaware limited liability company (“MGP”), MGM Growth Properties Operating Partnership LP, a Delaware limited partnership (“MGP OP”), VICI Properties LP, a Delaware limited partnership (“Existing VICI OP”), Venus Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Existing VICI OP (“REIT Merger Sub”), VICI Properties OP LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Company (“New VICI Operating Company”), and MGM Resorts International, a Delaware corporation (“MGM”), pursuant to which, among other things, MGP will merge with and into REIT Merger Sub, with REIT Merger Sub surviving the merger (the “REIT Merger”), and immediately thereafter REIT Merger Sub will merge with and into MGP OP, with MGP OP surviving the merger (the “Partnership Merger” and together with the REIT Merger, the “Mergers”). On the closing date of the Mergers, (i) all of the limited partnership units of MGP OP held by MGM and certain of its subsidiaries will be converted into newly issued limited liability company units of New VICI Operating Company, which will serve as a new operating company for the Company, and (ii) following such conversion, New VICI Operating Company will redeem a majority of the newly issued limited liability company units of New VICI Operating Company held by MGM and/or certain of its subsidiaries for total cash consideration of approximately $4.4 billion. MGM and/or such subsidiaries will retain approximately 12 million units in New VICI Operating Company. A copy of the press release is furnished as Exhibit 99.1 hereto, and the full text of such press release is incorporated herein by reference.
On August 4, 2021, the Company posted a transaction presentation to the Company’s website at https://investors.viciproperties.com related to the transactions contemplated by the Master Transaction Agreement. The presentation provides information on the Company, MGP and MGM and an overview of the strategic rationale for the transaction. The presentation is attached hereto as Exhibit 99.2.
The foregoing information in Item 7.01 hereto, including the press release attached hereto as Exhibit 99.1 and the transaction presentation attached hereto as Exhibit 99.2, is being furnished pursuant to Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act regardless of any general incorporation language in such filing.
Forward Looking Statements
This Current Report on Form 8-K, including the materials incorporated herein by reference, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on the Company’s, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that the Company stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against the Company or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm the Company’s or MGP’s business, including current plans and operations, (vii) the ability of the Company or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of the Company’s common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact the Company’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and MGP described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither the Company nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
This Current Report on Form 8-K relates to a proposed transaction between the Company and MGP. In connection with the Mergers, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company and that also constitutes a prospectus of the Company and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by contacting VICI Properties Investor Relations at Investors@viciproperties.com or (646) 949-4631. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations at IR@mgmgrowthproperties.com or (702) 669-1470.
Participants in the Solicitation
The Company and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company is available in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/information statement/prospectus and other relevant materials filed with the SEC regarding the Mergers when they become available. Investors should read the definitive proxy statement/information statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company using the sources indicated above.
No Offer or Solicitation
This Current Report on Form 8-K and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.
(d)     Exhibits

Exhibit No.	Description
99.1	Press Release, dated August 4, 2021

99.2	Transaction Presentation, dated August 4, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VICI PROPERTIES INC.
Date: August 4, 2021	By:	/s/ SAMANTHA S. GALLAGHER
Samantha S. Gallagher
Executive Vice President, General Counsel and Secretary

Exhibit 99.1

VICI PROPERTIES INC. ANNOUNCES $17.2 BILLION STRATEGIC ACQUISITION OF MGM GROWTH PROPERTIES LLC
- Creates America’s Largest Owner of Experiential Real Estate with an Enterprise Value of Approximately $45 Billion -
- Transaction Expected to be Accretive to AFFO per Share Immediately Upon Closing -
- Positions Balance Sheet for Investment Grade Status -
- Significantly Diversifies Tenant Base While Enhancing Portfolio Quality, Size and Scale to Drive Future Growth and Value Creation -
- VICI Announces 9.1% Dividend Increase -
- Conference Call to Discuss Transaction to be Held at 8:00am ET -
NEW YORK, NY and LAS VEGAS, NV –August 4, 2021 – VICI Properties Inc. (NYSE: VICI) (“VICI Properties” or “VICI”), MGM Growth Properties LLC (NYSE: MGP) (“MGP”) and MGM Resorts International (NYSE: MGM) (“MGM Resorts”), MGP’s controlling shareholder, announced today that they have entered into a definitive agreement (the “Master Transaction Agreement”) pursuant to which VICI Properties will acquire MGP for total consideration of $17.2 billion, inclusive of the assumption of approximately $5.7 billion of debt. Upon completion of the merger, VICI will have an estimated enterprise value of $45 billion, firmly solidifying VICI’s position as the largest experiential net lease REIT while also advancing VICI’s strategic goals of portfolio enhancement and diversification.
Under the terms of the Master Transaction Agreement, MGP Class A shareholders will receive 1.366 shares of newly issued VICI stock in exchange for each Class A share of MGP. The fixed exchange ratio represents an agreed upon price of $43.00 per share of MGP Class A shares based on VICI’s trailing 5-day volume weighted average price of $31.47 as of July 30, 2021 and represents a 15.9% premium to MGP’s closing stock price on August 3, 2021. MGM Resorts will receive $43.00 per unit in cash for the redemption of the majority of its MGP Operating Partnership units (“OP Units”) that it holds for total cash consideration of approximately $4.4 billion and will also retain approximately 12 million units in a newly formed operating partnership of VICI Properties. The MGP Class B share that is held by MGM Resorts will be cancelled and cease to exist.
Simultaneous with the closing of the transaction, VICI Properties will enter into an amended and restated triple-net master lease with MGM Resorts. The lease will have an initial total annual rent of $860.0 million, inclusive of MGP’s pending acquisition of MGM Springfield, and an initial term of 25 years, with three 10-year tenant renewal options. Rent under the amended and restated master lease will escalate at a rate of 2.0% per annum for the first 10 years and thereafter at the greater of 2.0% per annum or the consumer price index (“CPI”), subject to a 3.0% cap. Additionally, VICI will retain MGP’s existing 50.1% ownership stake in the joint venture with Blackstone Real Estate Income Trust, Inc. (“BREIT JV”), which owns the real estate assets of MGM Grand Las Vegas and Mandalay Bay. The BREIT JV lease will remain unchanged and provides for current annual base rent of approximately $298 million and an initial term of 30 years, with two 10-year tenant renewal options. Rent under the BREIT JV lease escalates at a rate of 2.0% per annum for the first 15 years and thereafter at the greater of 2.0% per annum or CPI, subject to a 3.0% cap. On a combined basis, the MGM master lease and BREIT JV lease will deliver initial attributable rent to VICI of approximately $1.0 billion.
The transaction was approved by the Board of Directors of each of MGM Resorts, MGP and VICI Properties (and, in the case of MGP, the Conflicts Committee). The parties expect the transaction to close in the first half of 2022, subject to customary closing conditions, regulatory approvals and approval by the stockholders of VICI Properties. The VICI Properties Board of Directors and management team will remain unchanged.

Strategic Merits
•Immediately accretive to AFFO per share: The transaction extends VICI Properties’ track record of consistent value creation since its formation in 2017 and is expected to provide immediate, high quality, accretion to AFFO per share upon closing
•Enhances portfolio quality, size, and scale at significant discount to replacement cost: VICI Properties will add 15 Class A entertainment resort properties spread across 9 regions comprising 33,000 hotel rooms, 3.6 million square feet of meeting and convention space and hundreds of food, beverage and entertainment venues to its portfolio at an estimated 30% to 40% discount to replacement cost. Following the transaction, approximately 55% of VICI’s rent base will be generated by market-leading Regional properties while the remaining 45% will come from properties on the Las Vegas Strip
•Significantly diversifies tenant base: Upon closing, VICI Properties’ top tenant concentration will be reduced to ~41% (from 84% currently) while 84% of VICI Properties’ rent roll will be derived from S&P 500 tenants with a track record of having paid 100% of rent, on time and in cash throughout the COVID-19 pandemic
•Adds a global leader in hospitality and entertainment to tenant roster: The transaction adds a 55-year master lease, inclusive of tenant renewal options, with inflation protection through a CPI kicker and a corporate guarantee from MGM Resorts, an S&P 500 global entertainment company with national and international locations
•Bolsters retained cash flow and strengthens ability to fund accretive growth: Following the acquisition of MGP and the pending acquisition of the real estate of the Venetian Resort and Sands Expo Center, VICI Properties is expected to retain approximately $500 million of annualized free cash flow, after dividend payments, which may be deployed toward highly attractive growth opportunities across gaming and other experiential sectors
•Positions balance sheet for investment grade status: The transaction will position VICI Properties’ balance sheet for investment grade status as VICI eliminates all of its existing secured debt and establishes an unencumbered asset pool
•Amplified index demand and trading liquidity: The transaction unlocks significant new index eligibility for MGP Class A shareholders while allowing investors in the combined company to benefit from index rebalancing, given the significantly larger size, and strong positioning for S&P 500 inclusion and enhanced trading liquidity
•Lower cost of capital given larger scale, diversity, improved credit profile and enhanced index inclusion: With improving cost of capital and retained cash flow, VICI is positioned to continue to grow its portfolio accretively in both gaming and non-gaming sectors
Additional details can be found in the Transaction Overview presentation posted on the VICI Properties website.
“Through this transformative strategic acquisition, we are merging MGP’s best-in-class portfolio into VICI’s best-in-class management and governance platform, creating the premier gaming, entertainment and leisure REIT in America,” said Ed Pitoniak, CEO of VICI Properties. “We want to thank James Stewart, Andy Chien and the MGP Board for building and stewarding a portfolio of such exceptional quality, and going forward we are honored to become a key real estate and capital partner for Bill Hornbuckle and the MGM Resorts management team and Board. We look forward to supporting their strategic growth objectives for decades to come.”

“After many years of growing both of our portfolios, combining them into one company will generate the best results for the shareholders of both companies,” said James Stewart, CEO of MGP. “The combined company will create a superior platform for delivering exceptional returns to MGP’s existing shareholders, by improving diversification, increasing scale, lowering cost of capital and benefiting from future growth.”
Bill Hornbuckle, CEO and President of MGM Resorts, said, “This transaction unlocks the significant real estate value of our assets, enhances our financial flexibility and strengthens our ability to execute key growth initiatives. We look forward to our long-term partnership with VICI.”
Financing
VICI Properties has secured a $9.3 billion financing commitment from Morgan Stanley, J.P. Morgan and Citibank.
Advisors
Morgan Stanley & Co LLC is acting as lead strategic and financial advisor to VICI Properties on the transaction. Citigroup Global Markets Inc. is also acting as financial advisor to VICI Properties. Hogan Lovells US LLP and Kramer Levin Naftalis & Frankel LLP are serving as legal advisors to VICI Properties. Baker Botts LLP is serving as legal advisor to MGP. Evercore is acting as financial advisor and Potter Anderson & Corroon LLP is serving as legal advisor to the Conflicts Committee of the MGP Board of Directors. J.P. Morgan is acting as financial advisor and Weil, Gotshal & Manges LLP is serving as legal advisor to MGM Resorts.
Dividend
VICI Properties also announced today that its Board of Directors has declared a regular quarterly cash dividend of $0.36 per share of common stock, representing an annualized amount of $1.44 per share and a 9.1% increase from the current dividend rate. The dividend will be payable on October 7, 2021 to stockholders of record as of the close of business on September 24, 2021.
Conference Call Information
VICI Properties will host a conference call and audio webcast on Wednesday, August 4, 2021 at 8:00 a.m. Eastern Time (ET). The conference call can be accessed by dialing 844-200-6205 (domestic) or +44 208 0682 558 (international) and entering conference ID 582076. An audio replay of the conference call will be available until midnight ET on August 11, 2021 and can be accessed by dialing 929-458-6194 (domestic) or +44 204 525 0658 (international) and entering the passcode 840028.
About VICI Properties
VICI Properties Inc. is an experiential real estate investment trust that owns one of the largest portfolios of market-leading gaming, hospitality and entertainment destinations, including the world-renowned Caesars Palace. VICI Properties’ national, geographically diverse portfolio consists of 28 gaming facilities comprising over 47 million square feet and features approximately 17,800 hotel rooms and more than 200 restaurants, bars, nightclubs and sportsbooks. Its properties are leased to industry leading gaming and hospitality operators, including Caesars Entertainment, Inc., Century Casinos, Inc., Hard Rock International Inc., JACK Entertainment LLC and Penn National Gaming, Inc. VICI Properties also has an investment in the Chelsea Piers, New York facility and owns four championship golf courses and 34 acres of undeveloped land adjacent to the Las Vegas Strip. VICI Properties’ strategy is to create the nation’s highest quality and most productive experiential real estate portfolio. For additional information, please visit www.viciproperties.com.

About MGM Growth Properties
MGM Growth Properties LLC (NYSE:MGP) is one of the leading publicly traded real estate investment trusts engaged in the acquisition, ownership and leasing of large-scale destination entertainment and leisure resorts, whose diverse amenities include casino gaming, hotel, convention, dining, entertainment and retail offerings. MGP, together with its joint venture, currently owns a portfolio of properties, consisting of 12 premier destination resorts in Las Vegas and elsewhere across the United States, MGM Northfield Park in Northfield, OH, Empire Resort Casino in Yonkers, NY, as well as a retail and entertainment district, The Park in Las Vegas. As of December 31, 2020, MGP's portfolio of destination resorts, the Park, Empire Resort Casino, and MGM Northfield Park collectively comprised approximately 32,400 hotel rooms, 1.5 million casino square footage, and 3.6 million convention square footage.
About MGM Resorts
MGM Resorts International (NYSE: MGM) is an S&P 500® global entertainment company with national and international locations featuring best-in-class hotels and casinos, state-of-the-art meetings and conference spaces, incredible live and theatrical entertainment experiences, and an extensive array of restaurant, nightlife and retail offerings. MGM Resorts creates immersive, iconic experiences through its suite of Las Vegas-inspired brands. The MGM Resorts portfolio encompasses 31 unique hotel and gaming destinations globally, including some of the most recognizable resort brands in the industry. The Company's 50/50 venture, BetMGM, LLC, offers U.S. sports betting and online gaming through market-leading brands, including BetMGM and partypoker. The Company is currently pursuing targeted expansion in Asia through the integrated resort opportunity in Japan. Through its "Focused on What Matters: Embracing Humanity and Protecting the Planet" philosophy, MGM Resorts commits to creating a more sustainable future, while striving to make a bigger difference in the lives of its employees, guests, and in the communities where it operates. The global employees of MGM Resorts are proud of their company for being recognized as one of FORTUNE® Magazine's World's Most Admired Companies®.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended,, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on VICI Properties’, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that VICI stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against VICI Properties or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm VICI’s or MGP’s business, including current plans and operations, (vii) the ability of VICI Properties or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of VICI common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact VICI’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of VICI and MGP described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VICI and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither VICI Properties nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the merger, VICI Properties intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VICI Properties and that also constitutes a prospectus of VICI Properties and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations.
Participants in the Solicitation
VICI Properties and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VICI Properties is available in VICI Properties’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus/information statement and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement /prospectus/information statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VICI Properties using the sources indicated above.
No Offer or Solicitation
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Investor and Media Contacts
VICI Properties Contacts:
Investors@viciproperties.com
(646) 949-4631
Or
David Kieske
EVP, Chief Financial Officer
DKieske@viciproperties.com

Danny Valoy
Vice President, Finance
DValoy@viciproperties.com

MGP Contacts:
News Media
(702) 669-1480 or media@mgpreit.com

Investment Community
ANDY H. CHIEN
Chief Financial Officer
MGM Growth Properties LLC
(702) 669-1470

MGM Resorts Contacts:
News Media
BRIAN AHERN
Director of Corporate Media Relations
media@mgmresorts.com

Investment Community
CATHERINE PARK
Executive Director of Investor Relations
cpark@mgmresorts.com

S T R AT E G I C A C Q U I S I T I O N O F M G M G R O W T H P R O P E R T I E S A U G U S T 2 0 2 1 Exhibit 99.2

2 Forward-Looking Statements Certain statements in this presentation are forward‐looking statements. Forward‐looking statements are based on VICI Properties Inc.’s (“VICI” or the “Company”) current plans, expectations and projections about future events and are not guarantees of future performance. These statements can be identified by the fact that they do not relate strictly to historical facts and by the use of words such as "expects", "plans", "opportunities" and similar words and variations thereof. Although the Company believes that the expectations reflected in such forward‐looking statements are based on reasonable assumptions, its results, performance and achievements could differ materially from those expressed in or by the forward‐looking statements and may be affected by a variety of risks and other factors including, among others: the impact of changes in general economic conditions, including low consumer confidence, unemployment levels, and depressed real estate prices resulting from the severity and duration of any downturn in the U.S. or global economy (including stemming from the COVID-19 pandemic and changes in economic conditions as a result of the COVID-19 pandemic); risks that the pending acquisition of MGM Growth Properties LLC (“MGP”) pursuant to the agreement entered into by the Company and MGP or other pending transactions (including the Company's pending acquisition of the Venetian Resort) may not be consummated on the terms or timeframe described herein, or at all; the ability of the parties to satisfy the conditions set forth in the definitive transaction documents for the pending transactions, including the ability to receive, or delays in receiving, the regulatory and other approvals and/or consents required to consummate the transactions; the terms on which the Company finances the pending transactions, including the source of funds used to finance such transactions; risks that the Company may not achieve the benefits contemplated by its pending acquisition of MGP and its pending and recently completed acquisitions of real estate assets and other pending transactions (including any expected accretion or the amount of any future rent payments); risks that not all potential risks and liabilities have been identified in the due diligence for our pending and recently completed transactions; the Company's dependence on affiliates of Caesars Entertainment, Inc. (“Caesars”), Penn National Gaming, Inc. (“Penn”), Seminole Hard Rock Entertainment, Inc. (“Hard Rock”), Century Casinos, Inc. (“Century”) and JACK Ohio LLC (“JACK Entertainment”) (and, following the completion of our pending transactions, Eastern Band of Cherokee Indians (“EBCI”), Apollo Global Management (“Apollo”) and MGM Resorts (“MGM”)) as tenants of all of its properties, and the consequences that any material adverse effect on their respective businesses could have on the Company; the Company's dependence on the gaming industry; the Company's ability to pursue its business and growth strategies may be limited by its substantial debt service requirements and by the requirement that the Company distribute 90% of its real estate investment trust (“REIT”) taxable income in order to qualify for taxation as a REIT and that the Company distribute 100% of its REIT taxable income in order to avoid current entity level U.S. Federal income taxes; the impact of extensive regulation from gaming and other regulatory authorities; the ability of the Company's tenants to obtain and maintain regulatory approvals in connection with the operation of the Company's properties; the possibility that the Company’s tenants may choose not to renew their lease agreements with the Company following the initial or subsequent terms of the leases; restrictions on the Company's ability to sell its properties subject to the lease agreements; the Company's indebtedness and ability to service and refinance such indebtedness; the Company's historical and pro forma financial information may not be reliable indicators of its future results of operations and financial condition; limits on the Company's operational and financial flexibility imposed by its debt agreements; and the possibility the Company's separation from Caesars Entertainment Operating Company, Inc. fails to qualify as a tax‐free spin‐off, which could subject the Company to significant tax liabilities. Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on the financial condition, results of operations, cash flows and performance of the Company, its tenants and its pending transactions. The extent to which the COVID-19 pandemic continues to adversely impact the Company and its tenants will largely depend on future developments that are highly uncertain and cannot be predicted with confidence, including the availability, distribution, public acceptance and efficacy of one or more approved vaccines, new or mutated variants of COVID-19 (including vaccine-resistant variants) or a similar virus, the direct and indirect economic effects of the pandemic and containment measures on our tenants, the ability of our tenants to successfully operate their businesses, including the costs of complying with regulatory requirements necessary to keep their respective facilities open, such as reduced capacity requirements, and the effects of the negotiated capital expenditure reductions and other amendments to our lease agreements that we agreed to with certain of its tenants in response to the COVID-19 pandemic. Each of the foregoing could have a material adverse effect on our tenants' ability to satisfy their obligations under their leases with us, including their continued ability to pay rent in a timely manner, or at all, and/or to fund capital expenditures or make other payments required under their leases. In addition, changes and instability in global, national and regional economic activity and financial markets as a result of the COVID-19 pandemic could negatively impact consumer discretionary spending and travel, which could have a material adverse effect on our tenants' businesses Additional important factors that may affect the Company’s business, results of operations and financial position are described from time to time in the Company’s Annual Report on Form 10‐K for the year ended December 31, 2020. The Company does not undertake any obligation to update or revise any forward‐looking statement, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Additional Information about the Proposed Transaction and Where to Find It In connection with the merger, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VICI Properties and that also constitutes a prospectus of VICI Properties and an information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations. Participants in the Solicitation VICI Properties and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company is available in VICI Properties’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus/information statement and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus/information statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VICI Properties using the sources indicated above. No Offer or Solicitation This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Caesars, Penn, Hard Rock, Century, JACK Entertainment, MGM, MGP and Other Company Information The Company makes no representation as to the accuracy or completeness of the information regarding Caesars, Penn, Hard Rock, Century, JACK Entertainment, MGM, MGP and other companies included in this presentation. The historical audited and unaudited financial statements of Caesars, as the parent and guarantor of CEOC, LLC, the Company's significant lessee, have been filed with the Securities and Exchange Commission (“SEC”). Certain financial and other information for Caesars, Penn, Hard Rock, Century, JACK Entertainment, MGM, MGP and other companies included in this presentation have been derived from their respective filings, if and as applicable, and other publicly available presentations and press releases. While we believe this information to be reliable, we have not independently investigated or verified such data. Market and Industry Data This presentation contains estimates and information concerning the Company's industry, including market position, rent growth and rent coverage of the Company's peers, that are based on industry publications, reports and peer company public filings. This information involves a number of assumptions and limitations, and you are cautioned not to rely on or give undue weight to this information. The Company has not independently verified the accuracy or completeness of the data contained in these industry publications, reports or filings. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section of the Company's public filings with the SEC. Non‐GAAP Financial Measures This presentation includes non-GAAP financial measures. See the appendix hereto for a definition of the non-GAAP financial measures used herein and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP. Financial Data Financial information provided herein is as of June 30, 2021 unless otherwise indicated. DISCLAIMER

3 T R A N S A C T I O N D E T A I L S • VICI Properties Inc. (“VICI”) to acquire MGM Growth Properties LLC (“MGP”) • Total consideration of approximately $17.2Bn, including stock, cash distributed to MGM as described below, and $5.7Bn of debt (1) ‒ All-stock consideration for the 58% fully diluted MGP Class A shareholders, who will receive VICI stock at a fixed exchange ratio of 1.366x, which represents an agreed upon price of $43.00 per share based on VICI’s trailing 5-day VWAP of $31.47 as of July 30, 2021 ‒ MGM Resorts International’s (“MGM”) MGP OP units to be redeemed for approximately $4.4Bn in cash consideration at a value of $43.00 per MGP OP unit, with MGM retaining an interest that will be converted into approximately 12MM VICI OP units at an exchange ratio of 1.366x ‒ VICI will assume MGP’s outstanding debt • Pro forma for the transaction, MGP Class A shareholders will own approximately 215MM VICI shares and MGM will own approximately 12MM VICI OP units (25% and 1% of fully-diluted VICI shares outstanding (2), respectively) • Prior to closing, VICI anticipates financing the cash portion of this acquisition with debt, following pre-closing de-leveraging transactions involving equity, and/or JVs and asset sales in accordance with long-term balance sheet objectives A F F O A C C R E T I O N • Expected to be immediately accretive to AFFO per share upon closing, with minimal need to increase VICI's standalone G&A as a result of this transaction • Additional financing synergies attainable from ability to refinance MGP’s outstanding debt – weighted average interest rate of 4.5% (1) A P P R O V A L S A N D T I M I N G • VICI stockholder approval required • MGM as the holder of a majority voting power of MGP has approved the transaction for MGP • Expected to close 1H 2022, subject to customary closing conditions and regulatory approval G O V E R N A N C E • VICI management team will continue to manage the company • No changes to the composition of VICI’s Board of Directors TRANSACTION SNAPSHOT Notes: 1. As of March 31, 2021; based on MGP public filings. Inclusive of MGM Grand / Mandalay Bay BREIT JV CMBS debt at 50.1% share. 2. Inclusive of VICI shares issued via June 2020 and March 2021 forward offerings.

4 A COMPELLING TRANSACTION FOR VICI Expected to be immediately accretive to earnings upon closing Diversifies VICI’s tenant concentration and geographic scope with the New MGM Master Lease, while providing long-term inflation protection and growth Gives both active and index equity market investors full access to ownership of a leading experiential real estate portfolio, creating a compelling investment opportunity Large-scale and high-quality real estate within the Triple Net REIT sector—acquired at a significant discount to replacement cost and at an attractive cap rate Positions VICI for enhanced cost of debt and equity capital widening VICI’s growth funnel into the future Merges MGP’s best-in-class portfolio into VICI’s best-in-class management and governance platform

5 A LEADING EXPERIENTIAL PLATFORM WITH STRONG GROWTH PROSPECTS Notes: 1. Reflective of weighted average lease term (inclusive of all renewal terms) for VICI current portfolio, pro forma for the pending acquisition of the Venetian Resort, MGM Master Lease and BREIT JV Lease; weighted by rent contribution. 2. Refers to rent collected from existing tenants through July 2021, without giving effect to the pending acquisition of the Venetian Resort or the pending acquisition by the Eastern Band of Cherokee Indians of the operations of Caesars Southern Indiana from Caesars Entertainment. 3. Inclusive of pending Venetian Resort acquisition, as well as the pending MGP acquisition (including MGP’s pending acquisition of MGM Springfield) and anticipated stock merger consideration in connection therewith. ✓ Since its Formation in October 2017, Following MGP Acquisition, VICI Will Have Acquired 29 Properties and Issued $15Bn+ in Equity (3) ✓ One of America’s Most Dynamically-Managed and Best-Governed REIT Management Platforms: #3 Ranked U.S. REIT by Green Street Advisors ✓ Solidifies VICI as an Industry Leader and Real Estate Partner of Choice ✓ Creates the Largest Triple Net Lease REIT and a Top 5 REIT by Adj. EBITDA ✓ Scale, Index Inclusion, and Path to Investment Grade Position VICI to Achieve Optimal Cost of Capital for Future Growth ✓ Transaction is Expected to be Immediately Accretive to AFFO per Share with Material Incremental Accretion Through Enhanced Cost of Capital ✓ Enhances Overall Quality and Credit Profile Through Increased Scale, Continued Tenant Diversification with Iconic Operators, and Diverse Revenue Profile ✓ Investors will Benefit from a COVID-Proven Dividend Stream (100% Cash Rent Collected Since Inception) (2), the Strength of Which is Likely to Further Benefit from Post-COVID Demand for Away-From- Home Experiences ✓ 43.5 Year Weighted Average Lease Term (1) ✓ Contractual Annual Rent Escalation and CPI Protection ✓ Triple Net Lease Structure Creates Predictability ✓ Premier Assets Backed by Industry-Leading and Well-Capitalized Operators ✓ ~84% of Rent Roll with S&P 500 Tenants ✓ Largest Private Owner of Meeting and Convention Center Space in the U.S. ✓ Largest Hotel Owner in the U.S. by Rooms ✓ Owner of 3 of the 5 Largest Hotels in the U.S. ✓ Owner of 730 Leading Restaurants / Bars ✓ Owner of a Portfolio of the Most Widely Attended Entertainment Venues in the World ✓ Diversified Revenue Streams Amongst the Sector’s Leading Operators Introducing You to America's Leading Experiential Real Estate Company Preeminent Lease Profile & Asset Quality Opportunity to Invest in a Transformational Business Positions VICI to Improve Cost of Capital Over Long-Term Industry- Leading Management & Governance Structure 3 4 521

6 Park MGM ENHANCES PORTFOLIO QUALITY WITH 7 PREMIER LAS VEGAS RESORTS… New York-New York The Mirage Luxor MGM Grand Excalibur Mandalay Bay

7 …AND A MARKET-LEADING REGIONAL PORTFOLIO OF 8 ASSETS… Borgata MGM Grand DetroitBeau RivageMGM Springfield Empire City MGM Northfield Park Gold StrikeMGM National Harbor

8 ...CONSISTING OF MARKET-LEADING HOTEL AND CONVENTION REAL ESTATE… Excalibur Luxor Mandalay Bay MGM Grand Detroit MGM National Harbor Park MGM MGM Grand The Mirage Beau Rivage MGM Springfield

9 ...AND AWARD-WINNING ENTERTAINMENT & GAMING REAL ESTATE MGM Grand MGM Grand MGM Grand Mandalay Bay MGM Grand Park MGM MGM Grand Detroit MGM National Harbor

10 Leadership in Energy & Environmental Design (LEED) Certification ✓ MGM National Harbor – LEED Gold ✓ MGM Springfield – LEED Platinum (Four Certifications) ✓ The Park – LEED Gold ✓ CityCenter – LEED Gold (Four Certifications) ✓ T-Mobile Arena – LEED Gold Certification MGM IS COMMITTED TO LEADING ESG PRACTICES FOCUSED ON WHAT MATTERS: EMBRACING HUMANITY AND PROTECTING THE P LANET Source: MGM public filings and company website, including 2021 proxy statement filed with the SEC on March 26, 2021 and MGM Resorts Corporate Governance presentation dated November 2020 Note: We have not independently verified this data and are presenting it in accordance with MGM’s public disclosure. For additional information, refer to MGM's public filings with the SEC and other publicly available information. • Reduce carbon emissions by 45% per square foot • Divert 60% of materials from landfills • Reduce energy per square foot by 25% • Reduce water per square foot by 30% MGM RESORTS’ 2025 ESG GOALS MGM Resorts’ 100 Mega Watt Solar Array ✓ Hospitality industry’s largest directly sourced renewable electricity project worldwide ✓ 323,000 solar panels now produce up to 90% of MGM’s Las Vegas daytime power needs and are forecast to generate approximately 300,000 megawatt hours annually KEY HIGHLIGHTS • Ensure that all employees – including women, the LGBTQ+ community, people from diverse and ethnic backgrounds and people with disabilities – have equal access to leadership opportunities throughout MGM Resorts • Spend at least 10% of domestic biddable procurement with diverse suppliers • Expand Supplier Diversity Mentorship Program to achieve 50 graduates • Train 100% of management employees on social impact policies and goals Fostering Diversity & Inclusion Protecting the Planet Commitment to Highest Standards of Corporate Governance Governance Highlights MGM Shareholder-Friendly Annually Elected Board ✓ Director Removal With or Without Cause ✓ Adoption of Proxy Access ✓ Shareholder Ability to Call Special Meeting (10%) ✓ Majority Voting Standard ✓ Allows Action by Written Consent ✓ Separate Chairman & Chief Executive Officer Roles ✓ • Expand support of non-profit workforce development and education programs from 25% to 40% • Award 600 post-secondary scholarships to children of employees • Surpass 1 million volunteer hours • Raise $100 million from employee donations • Achieve 75% of employees donating • Donate 5 million meals through Feeding Forward program Investing in Community & Caring for One Another

11 Sources: Real Capital Analytics, Green Street Advisors, Company Filings. We have not independently verified this data and are presenting it in accordance with each company's respective public disclosure. For additional information, refer to the financial information included in the respective company's public filings with the SEC or the sources identified in the respective footnote. Notes: 1. Includes office, retail, multifamily, and other hospitality transactions with a transaction value in excess of $900MM over the past 24 months. 2. $720MM transaction included since ground level retail at the Venetian Resort. 3. NOI calculation assumes the same transaction cap rate of 6.35% for both the MGM Grand and Mandalay Bay transactions. 4. Pending acquisition by Realty Income (NOI as per investor presentation dated April 29, 2021 and includes Office SpinCo); cap rate as per M&A earnings call held on April 29, 2021. 5. Pending acquisition by Equity Commonwealth (NOI as per investor presentation dated May 4, 2021); cap rate as per M&A earnings call held on May 5, 2021. 6. Pending acquisition by Blackstone; purchase price and annual rent per press release dated July 1, 2021. 7. Based on offer price of $43.00 per share and 2023E NOI (first full year of productivity). 330 Madison Avenue (NYC) 525 Market Street (San Francisco, CA) Coca-Cola Building (NYC) Park Tower at Transbay (San Francisco, CA)Levi's Plaza (San Francisco, CA) 30 Hudson Yards - Time Warner Unit (NYC) Troy Block (Seattle, WA) MGM Grand (Las Vegas, NV) (3) Mandalay Bay (Las Vegas, NV) (3) Bellagio (Las Vegas, NV) The Venetian (Las Vegas, NV)The Grand Canal Shoppes (Las Vegas, NV) (2) VEREIT (4) MGP (7) Monmouth Real Estate Investment Corp. (5) CityCenter (Las Vegas, NV) (6) 0 100 200 300 400 500 600 700 800 900 1,000 1,100 1,200 3.0% 3.5% 4.0% 4.5% 5.0% 5.5% 6.0% 6.5% 7.0% HIGH-QUALITY REAL ESTATE AT HIGHER CAP RATE GENERATES LONG-TERM VALUE CREATION Corporate M&A Landmark Gaming / Las Vegas Retail Other Real Estate(1) Cap Rate (%) NOI ($MM)

12 Source: Company Filings Notes: 1. Operational statistics for BREIT JV assets are profiled at 100% share. 2. Pending acquisition by MGP. LAS VEGAS ASSETS MGP SNAPSHOT: PREMIER EXPERIENTIAL AND HOSPITALITY ASSETS… REGIONAL ASSETS (2) BREIT JV 7 Iconic Resorts Located on the Las Vegas Strip Four 4-Diamond AAA Awarded Resorts 2 of the 3 Largest Las Vegas Resorts by Room Count and Convention Space 2 of the 5 Largest Hotels in the U.S. 8 Premier Regional Assets 26K+ Hotel Rooms 6K+ Slot Machines ~760K Casino Space SF 450+ Acres 400+ Table Games ~3.3MM Convention Space SF 6K+ Hotel Rooms ~20K Slot Machines ~950K Casino Space SF 300+ Acres ~670 Table Games ~290K Convention Space SF (1)

13 Sources: Company Filings, Capital IQ Notes:. …BACKED BY A FIRST-CLASS AND ICONIC TENANT WITH A STRONG FINANCIAL PROFILE MGM IS A LEADING S&P 500 GLOBAL ENTERTAINMENT COMPANY FEATURING BEST -IN-CLASS- HOTELS, CASINOS, AND LIVE ENTERTAIMENT EXPERIENCES KEY TENANT CREDIT HIGHLIGHTS ✓ Leading presence in Las Vegas and global brand recognition ✓ Diversified mix of U.S. regional, Las Vegas and Macau properties across multiple customer segments ─ 12.6% market share of the Macau market, with ~2K hotel rooms (4) ✓ Market leader in the rapidly growing U.S. online gaming sector with 20%+ market share; 35MM+ member database (5) ✓ Healthy financial profile with significant liquidity ✓ Strong management team with 85+ years of combined experience $32Bn Long-Term Total Addressable Market 20-25% Long-Term Expected Market Share $1Bn 2022E Net Revenue RECENT MGM OPERATING PERFORMANCE (6) ~$18Bn Market Capitalization (1) $12.9Bn Revenue (3) $6.4Bn Liquidity (2) $54 $108 $159 $242 4Q2020 1Q2021 Vegas Regional 11% 20% 27% 34% 4Q2020 1Q2021 Strong operating improvement given recent acceleration in leisure and casino visitation Adj. Property EBITDAR ($MM) Adj. Property EBITDAR Margin 30-35% Long-Term EBITDA Margin Top 3 in U.S. Online Sports Betting (By GGR) #1 in U.S. iGaming BETMGM (5) – A LEADING DIGITAL GAMING PLATFORM Bill Hornbuckle CEO, President & Director • Previously held positions of COO, President, Chief Customer Development Officer, and CMO at MGM Corey Sanders COO • Previously held positions of CFO, Treasurer and COO at MGM and its Core Brands Jonathan Halkyard CFO • Previously held positions of CEO, President and CFO at Extended Stay America, CFO at Caesars Entertainment, and former director of Dave & Buster's 1. As of July 30, 2021. 2. As of March 31, 2021; includes cash and cash equivalents and revolver capacity; excludes MGM China and MGP. 3. Based on FY 2019 revenue. 4. Per MGM China 2020 Annual Report; MGM owns 56% of MGM China, which consists of MGM Macau and MGM Cotai. 5. Per BetMGM Investor Day presentation dated April 21, 2021; MGM owns 50% of BetMGM. 6. Other companies may calculate Adj. Property EBITDAR differently and, accordingly, MGM Adj. Property EBITDAR presented herein may not be comparable to Adj. Property EBITDAR reported by other companies. See MGM's public filings for additional information, including reconciliations to the nearest Non-GAAP financial measure.

14 Source: Company Filings Notes: 1. Includes impact of VICI’s pending acquisition of the Venetian Resort and pending disposition of Harrah’s Louisiana Downs, and MGP’s pending acquisition of MGM Springfield. 2. BREIT entered into a JV with MGP to own MGM Grand and Mandalay Bay in January 2020 (“BREIT JV“); BREIT owns 49.9% of JV and MGP owns 50.1%. 3. MGP has a right of first offer on any future gaming development by MGM on the undeveloped land adjacent to Empire City. 4. Subject to negotiation of definitive documentation and applicable regulatory and other governmental approvals. Las Vegas Lake Tahoe / Reno New Orleans Laughlin Biloxi Bossier City Council Bluffs Metropolis North Kansas City Tunica / Robinsonville Cleveland (Pending) Atlantic City Philadelphia Chicago Detroit Louisville Cincinnati VICI Portfolio Pending VICI Disposition Harrah’s Louisiana Downs Pending VICI Acquisition The Venetian Resort and Sands Expo and Convention Center MGP Portfolio VICI Call Option/ ROFR Properties Las Vegas Strip Assets Caesars Danville Development (4) Harrah’s Hoosier Park & Indiana Grand Caesars Forum Convention Center Horseshoe Baltimore MGP Las Vegas Portfolio BREIT JV (2) VICI’S PORTFOLIO WILL SPAN ACROSS 43 PROPERTIES AND 15 STATES… ENHANCES & FURTHER DIVERSIFIES VICI’S BEST -IN-CLASS EXPERIENTIAL REAL ESTATE PORTFOLIO (1) New York (3)

15 …WITH MARQUEE ASSETS ON THE LAS VEGAS STRIP The Venetian The Palazzo Sands Expo The Venezia South Las Vegas Blvd Flamingo Rd Mandalay BayThe Mirage The Venetian Resort The Mirage Luxor Park MGM MGM Grand Excalibur Mandalay Bay MGM Grand ExcaliburNew York- New York Luxor The Park Las Vegas (2) Caesars Palace H a rr a h ’s Caesars Palace Harrah’s Las Vegas MGP Las Vegas PortfolioVICI Standalone Las Vegas Portfolio (1) Notes: 1. Pro forma for the pending acquisition of the Venetian Resort. 2. The Park Las Vegas is a dining and entertainment district that connects New York-New York and Park MGM. New York-New York Wynn Resorts World Las Vegas Convention Center Bellagio Th e C o sm o p o lit a n ARIA The Shops at Crystals Treasure Island The LINQ Flamingo Bally’s Paris Planet Hollywood Park MGM Caesars Forum Convention Center Upon completion of the contemplated transaction and the acquisition of the Venetian Resort, VICI will own ~660 acres across the Las Vegas Strip, in addition to VICI’s existing call rights on ~28 acres relating to the Caesars Forum Convention Center VICI Land

16 41% 40% 10% 3% 3% 2% 1% 1% 55% 45% ~$2.6Bn in Total PF Rent (Q1 2021) (2) FURTHER DIVERSIFIES TENANT CONCENTRATION & EXPANDS GEOGRAPHIC SC OPE Notes: 1. Pro forma for the pending acquisition of the Venetian Resort and the pending acquisition by the Eastern Band of Cherokee Indians of the operations of Caesars Southern Indiana from Caesars Entertainment. 2. Assumes MGM Master Lease rent is allocated to Las Vegas and Regional properties based on pro rata 2019A Adjusted EBITDAR performance. TENANT RENT DIVERSIFICATION CU RR EN T (1) PR O F O RM A M G P A CQ U IS IT IO N 58% 42% Regional Las Vegas ~$1.5Bn in Total PF Rent (Q1 2021) Regional Las Vegas GEOGRAPHIC RENT DIVERSIFICATION 68% 16% 5% 4% 3% 2% 2%

17 Notes: 1. Pro forma for VICI’s pending acquisition of the Venetian Resort and pending disposition of Harrah’s Louisiana Downs, and MGP’s pending acquisition of MGM Springfield, respectively. 2. Represents pro forma VICI Enterprise Value assuming a $43.00 per share offer price; market data as of July 30, 2021. 3. Pro forma number of geographies inclusive of existing overlap in certain geographies. 4. Numbers may not add up due to rounding. 5. As of June 30, 2021. Weighted by rent contribution and inclusive of all renewal terms (including amended MGM Master Lease); pro forma for VICI's pending acquisition of the Venetian Resort and MGP's pending acquisition of MGM Springfield, respectively. PRO FORMA KEY METRICS POSITION VICI… Enterprise Value ($Bn) $28 $17 $45 # of Properties 28 15 43 # of Geographies 12 8 15 2021E Cash Rent ($Bn) $1.5 $1.0 $2.6 Hotel Rooms (000s) 25 33 58 Convention / Entertainment Space (MM SF) 3.1 3.6 6.7 Gaming Units (000s) 35 27 63 WALT (Years) 36.6 28.3 43.5 # of Tenants in the S&P 500 2 1 3 Largest Tenant Exposure 68% 100% 41% + (1) (2) (3) (4) (5) (1)

18 Source: Company filings, Company websites, Press releases, Morgan Stanley estimates. We have not independently verified this data (other than data in respect of VICI) and are presenting it in accordance with each company's respective public disclosure. For additional information, refer to the financial information included in the respective company's public filings with the SEC. Notes: …AS THE WORLD’S PREMIER EXPERIENTIAL COMPANY… REITs Dest inat ion Entertainment Theme Parks Sc al e Enterprise Value ($Bn) $45 ~$17 ~$16 ~$14 ~$7 N/A N/A ~$7 FY 2019 Adj. EBITDA ($MM) $2,557 $1,040 $1,534 $702 $482 N/A $2,455 $527 Number of Properties 43 50 83 37 7 5 6 27 O p er at io n al F o o tp ri n t Hotel Rooms (000s) ~58 ~15 ~45 ~6 ~11 ~40 ~7 -- Convention / Entertainment Space (MM SF) ~6.7 0.9 ~4.3 NM ~2.8 ~1.0 ~0.3 -- Restaurants & Bars ~730 ~250 ~250 ~300 ~50 ~500 ~200 ~600 1. PF 2021 stats including impact of VICI’s pending acquisition of the Venetian Resort and pending disposition of Harrah’s Louisiana Downs, and MGP’s pending acquisition of MGM Springfield. 2. Market data as of July 30, 2021; pro forma VICI Enterprise Value assuming a $43.00 per share offer price; market data as of July 30, 2021. 3. Other companies may calculate Adj. EBITDA differently from VICI and each other and, accordingly, VICI's Adj. EBITDA may not be comparable to Adj. EBITDA reported by such other companies. See "Reconciliation from GAAP to Non‐GAAP Financial Measures" in the appendix for the reconciliation of VICI's Non‐GAAP Financial Measures. 4. Beijing and Moscow parks opening in 2021 and 2022, respectively. 5. Figures represent Disneyland and Disney World parks within the United States. + (Theme Parks) (Theme Parks) (2) (1) (5) (5) (5) (4) (3)

19 18% 28% 22% 13% 9% 9% 15% 25% 66% 51% (31)% 13% 45% (14)% 65% 79% …GENERATING MARKET LEADING RETURNS FOR INVESTORS TOTAL RETURN SINCE VICI IPO Source: Bloomberg Note: Market data as of July 30, 2021 1. VICI began trading on the NYSE on February 1, 2018. 2021 YTD TOTAL RETURN MSCI U.S. REIT Index S&P 500 (1) MSCI U.S. REIT Index S&P 500

20 2017 2018 2019 2020 PF 2021 PF 2021+ $690 $722 $847 $1,119 $1,553 $2,557 PROVEN TRACK RECORD OF SUCCESS EVOLUTION OF VICI SINCE FORMATION – BY ADJ. EBITDA ($MM) (1) 1st gaming REIT to expand into a new asset class Invested in Caesars Forum Convention Center and Chelsea Piers Mortgage Loans Strategic acquisition to become a world premier gaming and experiential real estate owner Increases scale, tenant diversity and access to capital De-levered balance sheet, proved ability to grow, introduced cap rates into gaming real estate Pre-IPO Equity Private Placement IPO, de-levered balance sheet, modified lease incentives to align with Caesars and expanded tenant roster IPO, Master Lease Modification, Octavius Tower, Harrah’s Philadelphia, Margaritaville Bossier City & Greektown Acquisitions Proved ability to work with largest tenant while diversifying tenant base Transformative Partnership with Eldorado / Caesars IPO 2017 PF 2021 PF 2021+ 2020 2019 2018 Notes: 1. See "Reconciliation from GAAP to Non‐GAAP Financial Measures" in the appendix for the reconciliation of these Non‐GAAP Financial Measures. 2. Represents (i) $545MM pro forma Adj. EBITDA for the nine months ended September 30, 2017, and (ii) $145MM Adj. EBITDA for the period from October 6, 2017 to December 31, 2017. 3. 1Q21 LQA Adj. EBITDA pro forma for the impact of $250MM of rent attributable to the pending Venetian Resort acquisition. 4. Pro forma 1Q21 LQA Adj. EBITDA, adjusted for the impact of the pending MGP acquisition, including $994MM of 1Q21 LQA Adj. EBITDA attributable to the pending MGP acquisition (including MGP’s pending acquisition of MGM Springfield) and $10MM of expected G&A synergies associated with the pending MGP acquisition. (2) (4) Acquired the largest commercial gaming asset in America Landmark Acquisition of the Venetian Resort & Sands Expo in Las Vegas (anticipated closing 2H2021) and Invested in Great Wolf Mezzanine Loan (3)

21 CREATES THE LARGEST TRIPLE NET LEASE REIT AND A TOP 5 REIT BY AD J. EBITDA SIGNIFICANTLY ENHANCES POTENTIAL FOR S&P 500 INCLUSION Sources: Company Filings and Capital IQ. We have not independently verified this data (other than data in respect of VICI) and are presenting it in accordance with each company's respective public disclosure. For additional information, refer to the financial information included in the respective company's public filings with the SEC or the sources identified in the respective footnote. Notes: One of the Top 5 REITS in the RMZ by 1Q21 LQA Adj. EBITDA ($MM) (1) $994 $1,059 $1,066 $1,106 $1,119 $1,121 $1,319 $1,346 $1,399 $1,463 $1,553 $1,555 $1,617 $1,838 $2,115 $2,313 $2,464 $2,557 $3,093 $4,287 $4,547 MGP ESS GLPI WPC PEAK INVH AVB EQR ARE MPW VICI BXP VTR WELL PSA DLR O PF VICI EQIX PLD SPG $37 $144 $145 $175 $284 $329 $488 $610 $710 $994 $1,066 $1,106 $1,553 $2,464 $2,557 NTST SAFE FCPT EPRT BNL EPR SRC NNN STOR MGP GLPI WPC VICI O PF VICI (2) S&P 500 Constituent (4) The Largest Triple Net Lease REIT by 1Q21 LQA Adj. EBITDA ($MM) (1) (5) (2) (3) (3) (4) (5) $13 $14 $15 $16 $17 $23 $23 $26 $27 $28 $29 $33 $35 $39 $41 $42 $45 $51 $52 $60 $61 $68 $87 $116 FRT KIM REG HST VNO DRE UDR PEAK MAA ESS EXR BXP VTR AVB EQR ARE PF VICI WELL O DLR PSA SPG EQIX PLD One of the Top 10 “Four-Wall” REITs by Enterprise Value ($Bn) (6) (7) (3) 1. Other companies may calculate Adj. EBITDA differently from VICI and each other and, accordingly, VICI's Adj. EBITDA may not be comparable to Adj. EBITDA reported by such other companies. See "Reconciliation from GAAP to Non‐GAAP Financial Measures" in the appendix for the reconciliation of VICI's Non‐GAAP Financial Measures. 2. Adjusted for $250MM of rent attributable to the pending Venetian Resort acquisition, $994MM of Adj. EBITDA attributable to the pending MGP acquisition, and $10MM of expected G&A synergies associated with the pending MGP acquisition. 3. Pro forma for pending acquisition of VEREIT announced on April 29, 2021; reflects midpoint of announced cash G&A synergies of $35MM-40MM; excludes $183MM EBITDA attributable to planned Office SpinCo (per investor presentation dated April 29, 2021). 4. Adjusted for $250MM of rent attributable to the pending Venetian Resort acquisition. 5. Adjusted to include full-year impact of $30MM of rent attributable to MGP’s pending acquisition of MGM Springfield. 6. As of July 30, 2021; “Four-Wall” REITs excludes tower and timber REITs. 7. Represents pro forma VICI Enterprise Value assuming a $43.00 per share offer price; market data as of July 30, 2021.

22 Notes: 1. As of June 30, 2021. 2. As of March 31, 2021; based on MGP public filings. Inclusive of MGM Grand / Mandalay Bay BREIT JV CMBS debt at 50.1% share. Secured 31% Unsecured 69% Secured 27% Unsecured 73% STRENGTHENS VICI’S OVERALL CREDIT PROFILE POSITIONS VICI FOR INVESTMENT GRADE RATING Standalone VICI & MGP Debt Profile ✓ Added Scale, Diversity and Tenant Quality Strengthens Overall Credit Profile ✓ No Significant Maturities Until 2024 ✓ Optimal Cost of Capital to Fund Future Growth Opportunities ✓ Positions VICI to Migrate to Investment Grade with Unsecured Capital Structure and Unencumbered Asset Pool ✓ Additional Potential Accretion Attainable as Debt is Refinanced at Attractive Rates ✓ Target Financial Metrics Consistent with Investment Grade Ratings Over Time ✓ Targeting a 100% Unencumbered Asset Pool VICI 4.0% Wtd. Avg. Interest Rate (1) 4.5% Wtd. Avg. Interest Rate MGP Key Credit Highlights and Outlook (2) (1)

23 Notes: 1. Initial rent per amended MGM Master Lease, inclusive of full-year impact of MGM Springfield. 2. Pending MGP acquisition; represents MGP’s 50.1% interest in the BREIT JV. 3. Based on 2021E rent inclusive of full-year impact of transaction; at VICI’s pro rata share of the BREIT JV. NEW MGM MASTER LEASE IMPROVES TERMS AND BENEFITS FROM INFLATION NEW MGM MASTER LEASE BREIT JV LEASE Starting / Current Rent • $860MM (1) • $298MM (VICI’s Pro Rata Share: $149MM (2)) Fixed Rent • 100% • 100% Escalators • Fixed 2% increase during years 2-10 • Greater of 2% and CPI (capped at 3%) commencing in year 11 • Fixed 2% increase during years 2-15 • Greater of 2% and CPI (capped at 3%) commencing in year 16 Initial Term Expiration / Extensions • 1H 2047 • Three 10-year extension options • February 2050 • Two 10-year extension options CapEx Requirement • 1% of Net Revenues • 3.5% of Net Revenues based on 5-year rolling test (subject to minimum 2.5% for each property) • 1.5% monthly reserves Combined Rental Payments of $1Bn+ (3)

24 OPPORTUNITY TO UNLOCK INDEX INCLUSION FOR MGP'S SHARES S&P 500 CRSP Russell 1000 RMZ FTSE NAREIT Dow Jones U.S. Real Estate Dow Jones Select REIT Eligible, not included ✓ ✓ ✓ ✓ ✓ Not included X X X ✓ X X X • Due to MGP’s LLC structure, it currently is not eligible for a number of indices in which VICI is currently included • With the closing of the MGP acquisition, anticipated index rebalancing is expected to drive demand 30% 8% VICI MGP 1Q’21 OWNERSHIP ANALYSIS % Index Ownership Corporate Structure Corporation LLC Excludes LLCs Excludes LLCs Excludes LLCs Excludes LLCs Excludes LLCs Excludes LLCs Note: 1. Percent index ownership calculated by the division of shares held by index funds and total shares outstanding as of 3/31/2021 (VICI = common shares and MGP = Class A shares). (1)

25 A COMPELLING TRANSACTION FOR VICI Expected to be immediately accretive to earnings upon closing Diversifies VICI’s tenant concentration and geographic scope with the New MGM Master Lease, while providing long-term inflation protection and growth Gives both active and index equity market investors full access to ownership of a leading experiential real estate portfolio, creating a compelling investment opportunity Large-scale and high-quality real estate within the Triple Net REIT sector—acquired at a significant discount to replacement cost and at an attractive cap rate Positions VICI for enhanced cost of debt and equity capital widening VICI’s growth funnel into the future Merges MGP’s best-in-class portfolio into VICI’s best-in-class management and governance platform

Appendix Mandalay Bay Gold StrikeBeau Rivage Park MGM

27 Source: Company Filing Notes: 1. As of December 31, 2020. The information above reflects amenities prior to the temporary closure of the properties and subsequent re-opening of the properties without certain amenities as a result of the COVID-19 pandemic and without giving effect to any COVID-19 mitigation procedures implemented at the properties. In addition, as a result of the enactment of certain health and safety measures in order to mitigate the effects of COVID-19, including measures to promote social distancing, table games (and seats available at table games), and slot machines available for play are currently limited. 2. Through BREIT JV, MGP owns a 50.1% interest in MGM Grand Las Vegas and Mandalay Bay. 3. Pending acquisition by MGP. MGP PROPERTY STATISTICS (1) Property Location Hotel Rooms Acres Casino Sq.Ft. Convention Sq.Ft. Slot Machines Table Games Las Vegas Strip MGM Grand (2) Las Vegas, NV 4,993 102 169,000 850,000 1,270 98 Mandalay Bay (2) Las Vegas, NV 4,750 124 152,000 2,121,000 1,117 60 Luxor Las Vegas, NV 4,397 58 101,000 35,000 859 48 Excalibur Las Vegas, NV 3,981 51 94,000 25,000 927 41 The Mirage Las Vegas, NV 3,044 77 94,000 170,000 819 69 Park MGM Las Vegas, NV 2,898 21 66,000 77,000 766 58 New York - New York and The Park Las Vegas, NV 2,024 23 81,000 31,000 992 51 Subtotal – Las Vegas 26,087 456 757,000 3,309,000 6,750 425 Regional Borgata Atlantic City, NJ 2,767 37 160,000 106,000 2,856 189 Beau Rivage Biloxi, MS 1,740 26 87,000 50,000 1,681 75 Gold Strike Tunica Tunica, MS 1,133 24 48,000 17,000 948 66 MGM Grand Detroit Detroit, Ml 400 24 151,000 30,000 3,079 127 MGM National Harbor Prince George's County, MD 308 23 146,000 50,000 2,603 171 MGM Springfield (3) Springfield, MA 240 14 126,000 34,000 1,841 38 Empire City Yonkers, NY - 41 137,000 - 4,693 - MGM Northfield Park Northfield, OH - 113 92,000 - 1,869 - Subtotal – Regional 6,588 302 947,000 287,000 19,570 666 Total 32,675 758 1,704,000 3,596,000 26,320 1,091

28 Nine Months Ended For the Period October 6, 2017 ($ in millions) September 30, 2017 - December 31, 2017 Net income attributable to common stockholders $439 $43 Real estate depreciation - - Funds From Operations ("FFO") $439 $43 Non-cash leasing and financing adjustments (43) (8) Non-cash stock-based compensation - 1 Transaction and acquisition expenses - 9 Loss on extinguishment of debt - 38 Amortization of debt issuance costs and original issue discount 4 0 Other depreciation 2 1 Adjusted Funds From Operations ("AFFO") $402 $84 Interest expense, net 141 63 Income tax expense 1 (2) Adjusted EBITDA $545 $145 RECONCILIATION FROM GAAP TO NON-GAAP FINANCIAL MEASURES Notes: 1. Represents pro forma Adj. EBITDA for the nine months ended September 30, 2017, based upon the historical financial statements of Caesars Entertainment Operating Company, our predecessor, as presented in the Form S-11 filed by VICI on January 30, 2018. 2. Represents the period from October 6, 2017 to December 31, 2017, as presented in the Form 10-K filed by VICI on March 28, 2018. 3. Amounts represent the non-cash adjustment to income from sales-type leases, direct financing leases and lease financing receivables in order to recognize income on an effective interest basis at a constant rate of return over the term of the leases. 4. Represents depreciation related to our golf course operations. The following table reconciles net income to FFO, AFFO and Adjusted EBITDA. (1) (3) (4) (2)

29 Year Ended December 31, ($ in millions) 2020 2019 2018 Net income attributable to common stockholders $892 $546 $524 Real estate depreciation - - - Funds From Operations ("FFO") $892 $546 $524 Non-cash leasing and financing adjustments (40) 0 (45) Non-cash change in allowance for credit losses 245 - - Non-cash stock-based compensation 7 5 2 Transaction and acquisition expenses 9 5 0 Amortization of debt issuance costs and original issue discount 20 33 6 Other depreciation 4 4 4 Capital expenditures (2) (2) (1) Loss on extinguishment of debt 39 58 23 Loss on impairment - - 12 Non-cash gain upon lease modification (333) - - Non-cash adjustments attributable to non-controlling interests (4) 0 0 Adjusted Funds From Operations ("AFFO") $836 $650 $526 Interest expense, net 282 195 195 Income tax expense 1 2 1 Adjusted EBITDA $1,119 $847 $722 RECONCILIATION FROM GAAP TO NON-GAAP FINANCIAL MEASURES (CONT.) Notes: 1. Amounts represent the non-cash adjustment to income from sales-type leases, direct financing leases and lease financing receivables in order to recognize income on an effective interest basis at a constant rate of return over the term of the leases. 2. Represents depreciation related to our golf course operations. The following table reconciles net income to FFO, AFFO and Adjusted EBITDA. (1) (2)

30 Three Months Ended ($ in millions) March 31, 2021 Net income attributable to common stockholders $270 Real estate depreciation - Funds From Operations ("FFO") $270 Non-cash leasing and financing adjustments (28) Non-cash change in allowance for credit losses (4) Non-cash stock-based compensation 2 Transaction and acquisition expenses 9 Amortization of debt issuance costs and original issue discount 7 Other depreciation 1 Capital expenditures (1) Non-cash adjustments attributable to non-controlling interests 0 Adjusted Funds From Operations ("AFFO") $255 Interest expense, net 70 Income tax expense 0 Adjusted EBITDA $326 Annualized Adjusted EBITDA $1,303 Full Year Impact of the Venetian 250 Annualized Adjusted EBITDA (Pro Forma Venetian Acquisition) $1,553 1Q21 MGP LQA Adjusted EBITDA (Pro Forma MGM Springfield Acquisition) $994 Anticipated Synergies 10 Annualized Adjusted EBITDA (Pro Forma Venetian and MGP Acquisition) $2,557 RECONCILIATION FROM GAAP TO NON-GAAP FINANCIAL MEASURES (CONT.) Notes: 1. Amounts represent the non-cash adjustment to income from sales-type leases, direct financing leases and lease financing receivables in order to recognize income on an effective interest basis at a constant rate of return over the term of the leases. 2. Represents depreciation related to our golf course operations. 3. Includes $30MM of rent attributable to pending acquisition of MGM Springfield. MGP may calculate Adj. EBITDA differently and, accordingly, MGP Adj. EBITDA presented herein may not be comparable to Adj. EBITDA reported by VICI. See MGP’s public filings for additional information, including reconciliations to the nearest Non-GAAP financial measure. The following table reconciles net income to FFO, AFFO and Adjusted EBITDA. (1) (2) (3)

31 DEFINITIONS OF NON-GAAP FINANCIAL MEASURES FFO is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. Consistent with the definition used by The National Association of Real Estate Investment Trusts (NAREIT), we define FFO as net income (or loss) attributable to common stockholders (computed in accordance with GAAP) excluding (i) gains (or losses) from sales of certain real estate assets, (ii) depreciation and amortization related to real estate, (iii) gains and losses from change in control and (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. AFFO is a non-GAAP financial measure that we use as a supplemental operating measure to evaluate our performance. We calculate AFFO by adding or subtracting from FFO non-cash leasing and financing adjustments, non-cash change in allowance for credit losses, non-cash stock-based compensation expense, transaction costs incurred in connection with the acquisition of real estate investments, amortization of debt issuance costs and original issue discount, other non-cash interest expense, non-real estate depreciation (which is comprised of the depreciation related to our golf course operations), capital expenditures (which are comprised of additions to property, plant and equipment related to our golf course operations), impairment charges related to non-depreciable real estate, gains (or losses) on debt extinguishment, other non-recurring non-cash transactions (such as non-cash gain upon lease modification) and non-cash adjustments attributable to non-controlling interest with respect to certain of the foregoing. We calculate Adjusted EBITDA by adding or subtracting from AFFO contractual interest expense and interest income (collectively, interest expense, net) and income tax expense. These non-GAAP financial measures: (i) do not represent cash flow from operations as defined by GAAP; (ii) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) are not alternatives to cash flow as a measure of liquidity. In addition, these measures should not be viewed as measures of liquidity, nor do they measure our ability to fund all of our cash needs, including our ability to make cash distributions to our stockholders, to fund capital improvements, or to make interest payments on our indebtedness. Investors are also cautioned that FFO, FFO per share, AFFO, AFFO per share and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other real estate companies, including REITs, due to the fact that not all real estate companies use the same definitions. Our presentation of these measures does not replace the presentation of our financial results in accordance with GAAP.

32 Grand Garden Arena, MGM Grand